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PHILIP T. HINKLE

philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

June 12, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 Pearl Street, Suite 20-100
New York, NY 10004
Attn: Mr. Raymond Be

Re:	Sound Point Meridian Capital, Inc. (File Nos. 333-272541 and 811-23881)

Dear Mr. Be:

This letter responds to oral comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2024, in connection with your review of the amended registration statement on Form N-2 (the “Registration Statement”) for Sound Point Meridian Capital, Inc. (formerly, Sound Point Meridian Capital, LLC) (the “Fund”) filed with the SEC on June 11, 2024. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

The Fund has filed a Pre-Effective Amendment to its Registration Statement reflecting the disclosure changes discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the comments of the Staff along with our responses to or any supplemental explanations of such comments, as requested.

General Comments

1. Comment: The Staff is aware of recent news addressing stresses in collateralized loan obligation (“CLO”) and commercial mortgage-backed securities (“CMBS”) markets, particularly in structures focused on real estate. Given the nature of the portfolio being acquired by the Fund, please confirm in correspondence that the Fund has considered the need for updated summary and risk disclosures addressing the current CLO and CMBS markets and how the risks may impact the Fund and its investors.

Response: The Fund confirms that it has considered the need for updated summary and risk disclosures addressing current market conditions and how they may impact the Fund and its investors. While the Fund appreciates that there have been recent news articles regarding potential stress in the CMBS and CRE-CLO market, the Fund respectfully notes that its mandate is focused on broadly syndicated loan CLO structures, which are collateralized by corporate loans, not CRE loans.

June 12, 2024 Page 2

Comments Related to Appendix B

2. Comment: Please include a heading that clearly describes the source of the prior performance and does not suggest that performance is that of the Fund.

Response: The referenced performance information has been removed from the Registration Statement. Accordingly, this comment is no longer applicable.

3. Comment: Please disclose that the performance includes all accounts that are substantially similar to the Fund.

Response: The referenced performance information has been removed from the Registration Statement. Accordingly, this comment is no longer applicable.

4. Comment: Please supplementally confirm that the presentation includes substantially similar accounts managed by the Adviser, not just accounts managed by the Fund’s portfolio managers. The Staff notes that, if the Adviser and its affiliates have in common virtually all of their investment professionals, then the performance presentation may also include accounts managed by those affiliates.

Response: The referenced performance information has been removed from the Registration Statement. Accordingly, this comment is no longer applicable.

5. Comment: Please confirm that the prior performance presentation discloses performance that is either: (i) net of all actual fees and expenses or (ii) adjusted to reflect all of the Fund’s expenses listed in the Fund’s fee table, including sales load. If the Fund presents adjusted performance, please supplementally disclose that the use of adjusted fees and expenses does not result in performance that is higher than the performance that would have been achieved using actual fees and expenses.

Response: The referenced performance information has been removed from the Registration Statement. Accordingly, this comment is no longer applicable.

6. Comment: Please disclose that the private accounts were not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result.

Response: The referenced performance information has been removed from the Registration Statement. Accordingly, this comment is no longer applicable.

7. Comment: If the standardized SEC calculation method was not used to calculate prior performance, please disclose how the performance was calculated and that the calculation method differs from the standardized SEC calculation method.

Response: The referenced performance information has been removed from the Registration Statement. Accordingly, this comment is no longer applicable.

June 12, 2024 Page 3

8. Comment: Please present the average annual total returns for the 1-, 5- and 10-year periods (or since the date of inception, if less than 10 years).

Response: The referenced performance information has been removed from the Registration Statement. Accordingly, this comment is no longer applicable.

9. Comment: Please supplementally confirm that the Fund has the records necessary to support the calculation of the performance, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The referenced performance information has been removed from the Registration Statement. Accordingly, this comment is no longer applicable.

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Should you have any questions or comments, please contact me at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle